File No. 70-9687
                       (Allegheny Advantages)

                SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC  20549

                             FORM U-1

                     APPLICATION / DECLARATION

                               UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                ___________________________________

       Allegheny Energy, Inc.       Allegheny Energy Service Corporation
       10435 Downsville Pike        10435 Downsville Pike
       Hagerstown, MD  21740        Hagerstown, MD  21740

                   _____________________________

                      Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD 21740

 The Commission is requested to send copies of all notices, orders and communications in connection with this Application /
                          Declaration to:

                     Thomas K. Henderson, Esq.
                Vice President and General Counsel
                      Allegheny Energy, Inc.
                       10435 Downsville Pike
                       Hagerstown, MD 21740

                      Robert R. Winter, Esq.
                      Deputy General Counsel
                          Allegheny Power
                       800 Cabin Hill Drive
                  Greensburg, Pennsylvania 15601

                       Anthony Wilson, Esq.
                          Senior Attorney
               Allegheny Energy Service Corporation
                       10435 Downsville Pike
                       Hagerstown, MD  21740

                          AMENDMENT NO. 1
                                TO
                             FORM U-1


     On June 7, 2000, Applicants filed a U-1 application with this Commission requesting approval of the transactions herein. To date no notice or order has been issued. In order to timely proceed with the activities proposed hereunder, Applicants now propose to either utilize tariffed utility structures or incorporate the activities into Rule 58 Structures. Accordingly, Applicants respectfully withdraw this application from Commission consideration.


                             SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned Applicants have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                              Allegheny Energy, Inc.
                              Allegheny Energy Service Corporation

                              By /s/ THOMAS K. HENDERSON

                                     Thomas K. Henderson


     Date: October 30, 2001